Exhibit 2.2

                      AMENDMENT TO STOCK PURCHASE AGREEMENT
                              ENTITY PLANNERS INC.

         This Amendment entered into on September 30, 1998 (the "Amendment") is by and among Wade Cook Financial Corporation, a Nevada corporation and its subsidiaries, located at 14675 Interurban Avenue South, Seattle, Washington 98168-4664 ("WCFC"), Entity Planners, Inc. a Nevada corporation located at Interurban Avenue South, Seattle, Washington 98168 ("EPI") and Berry, Childers & Associates, L.L.C., an Arkansas limited liability company whose address is P.O. Box 26114, Littlerock, Arkansas 72221 ("B & C"), and further amends that certain Stock Purchase Agreement between the parties dated June 30th, 1998 (the "Agreement").

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to modify the Agreement as follows:

1.   Section 2,  Paragraph 2.2 (a). This section is hereby amended by adding the
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     following at the end of paragraph 2.2(a):

          "Two Hundred and Fifty Thousand Dollars ($250,000) for the Shares, payable on or before August 1, 1998."

2. Section 2, Paragraph 2.3. This section is hereby replaced in its entirety with the following:

     A)   Payment Amount.  Buyers shall pay to WCFC, on a weekly basis beginning
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          on the second Monday after the execution of this Agreement,  an amount equal to seventy five percent (75%) of Net Sales or an amount equal to thirty percent (30%) of Gross Sales whichever is greater, for a period of 104 weeks, at which time the payment schedule shall change to the greater of seventy percent (70%) of Net Sales or thirty percent (30%) of Gross Sales. Payments utilizing the latter payment schedule shall be in effect for a period of 156 weeks, unless and until the parties agree to the renewal option described in Section 9(a) of that certain Exclusive License Agreement between WCFC and EPI set forth in the attached Exhibit C. Once the parties exercise the renewal option, the payment schedule will then become the greater of sixty five percent (65%) of Net Sales or thirty percent (30%) of Gross Sales until the remaining portion of the Purchase Price is paid to Sellers in full.

     B)   Payment  Schedule.  Notwithstanding  the foregoing,  in no event shall
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          Buyers  weekly  payment to WCFC under this  Section be less than Forty
          Thousand Three Hundred and Eighty Five Dollars ($40,385) per week. Any payments received from Buyers shall be applied first to the purchase of Shares until the amount owed Sellers pursuant to Section 2.2(a) is paid in full, then to any amount owed Sellers and Cook for the Licensed Products licenses pursuant to Sections 2.2(b) and (c).

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          Buyers  shall  have the  right to  prepay  all or any  portion  of the
          Purchase Price at any time without incurring prepayment penalties."

3.   No Other  Changes;  Defined  Terms.  Except as otherwise  set forth in this
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     Amendment  and  except  as  required  to make the  terms of this  Agreement consistent with the amendments made hereby, all of the terms and conditions of the Agreement shall be unchanged and shall continue in full force and effect in accordance with the terms thereof. Capitalized terms in this Amendment shall have the meanings defined in the Agreement unless otherwise defined herein.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the date set forth above.

WADE COOK FINANCIAL CORPORATION


By:_______________________

Name:_____________________

Title:____________________


ENTITY PLANNERS, INC.


By: /s/ Robert Anderson
    --------------------
Name:  Robert Anderson

Title: President


BERRY, CHILDERS AND ASSOCIATES



By: /s/ Tim Berry
    --------------------
Name:  Tim Berry

Title: Member

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